Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 2, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that on Saturday, April 30 2016, Galicia Uruguay S. A. (In liquidation) held an Extraordinary Shareholders’ Meeting during which it resolved to approve the Special Final Financial Statements thereby starting the registration process to cancel the company´s legal status with the authorities of the República Oriental del Uruguay.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com